

Mail Stop 6010

November 19, 2007

Mr. Fabian Tenenbaum
Chief Financial Officer
Syneron Medical LTD.
Industrial Zone, Yokneam Illit, 20692
P.O.B. 550, Israel

> **RE: Syneron Medical LTD.**
> **Form 20-F for the year ended December 31, 2006**
> **File No. 0-50867**

Dear Mr. Tenenbaum:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant